Exhibit 99.1

FEMSA Announces Ordinary Dividend Proposal for 2018

Monterrey, Mexico, March 07, 2018 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD) announced today that an ordinary dividend of Ps. 9,221 million was proposed by FEMSA’s Board of Directors, to be paid in 2018 subject to approval at the annual shareholders meeting to be held on March 16, 2018.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.